The Fund held its annual meeting of stockholders on July 20, 2011. Stockholders voted as indicated below:

                                  Affirmative     Withheld
						  Authority

Election of Deborah A. DeCotis
Class III to serve until 2012   34,366,873      1,129,245

Election of Bradford K. Gallagher
Class II to serve until 2014    34,690,034        806,084

Re-election of Hans W. Kertess
Class II to serve until 2014    34,699,395        796,723

Re-election of John C. Maney+
Class II to serve until 2014    34,687,580        808,538

The other members of the Board of Directors at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson, William B. Ogden, IV and Alan Rappaport, continued to serve as Directors of the Fund.

+ Interested Director